August 4, 2015

Sonny Oh

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

RE: Northern Lights Fund Trust III, File No. 811-22655.

Dear Mr. Oh:

On May 26, 2015, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Leland Thomson Reuters Private Equity Index Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 167 to its registration statement under the Investment Company Act of 1940 on Form N-1A. On July 14, 2015, you provided oral comments with respect to the Fund. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Typographical corrections have been made throughout but are not enumerated in this letter. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity. Certain elements of the revisions to the Prospectus and Statement of Additional Information have been included below to aid in the review of the Registrant’s responses.

FACING SHEET

Comment 1. Please include the title of the securities being registered on the facing sheet.

Response. The Registrant has included "Title of Securities Being Registered: Shares of Beneficial Interest" on the facing sheet.

GENERAL

Comment 2. Please confirm that all blanks and missing information will be completed in the Fund’s next Post-Effective Amendment.

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Response. The Registrant confirms that all blanks and missing information will be completed in the Fund’s next Post-Effective Amendment.

PROSPECTUS

Comment 3. Under the fee table please remove footnote number one with respect to acquired fund fees and expenses as it is redundant.

Response. The Registrant has made the requested deletion.

Comment 4. Please emphasize prominently, through bold font or similar means, that the Fund does not invest directly in private equity funds or private equity of companies.

Response. The Registrant has amended disclosures using an italicized font to state that the Fund does not invest directly in private equity funds or private equity of companies as follows:

Principal Investment Strategies: The Fund seeks to provide investment results that, before fees and expenses, correspond generally to the performance of the Thomson Reuters Private Equity Buyout Index (the "Underlying Index"). The Underlying Index seeks to replicate the aggregate gross performance of U.S. private equity-backed companies. However, the Fund does not invest directly in private equity funds or private equity of companies.

Comment 5. Please disclose that the Fund's 80% investment policy is not fundamental and may be changed without shareholder vote.

Response. The Registrant has amended disclosures to state that the Fund's 80% investment policy is not fundamental and may be changed without shareholder vote.

In seeking to track the Underlying Index, the Fund invests in a wide range of financial instruments, including liquid, publicly-traded equities which are either components of the theoretical portfolio or determined by the Adviser to have substantially similar risk and return characteristics, in aggregate, as the Underlying Index. The Fund also invests in total return swap agreements designed to provide exposure to the characteristics of private equity-backed companies and will have the effect of adding economic leverage to the portfolio. Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in securities and financial instruments that compose the

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Underlying Index. This policy is not fundamental and may be changed by the Northern Lights Fund Trust III's (the "Trust") Board of Trustees (the "Board") upon 60 days' written notice to shareholders.

Comment 6. With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the principles of (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. The Registrant has reviewed current disclosures and believes they are consistent with the principles in the Derivatives Letter and acknowledges that disclosures may need to be amended if the SEC or its staff issues derivative-related guidance not presently addressed by the Registrant, such as that related to segregated assets set aside with respect to total return swap obligations of the Fund.

Comment 7. Under heading entitled Principal Investment Risks, please change "limited" history of operations to "no" history of operations.

Response. The Registrant has amended disclosures as requested.

~~Limited~~ No History of Operations Risk: The Fund is a relatively new mutual fund and has no history of operations for investors to evaluate. Investors bear the risk that the Fund may not be able to implement its investment strategies or attract sufficient assets.

Comment 8. Under heading entitled Principal Investment Risks, please change "sector exposure" risk to concentration risk.

Response. The Registrant has amended disclosures as requested.

~~Sector~~ Concentration ~~Exposure~~ Risk: To the extent that the Fund's investments are concentrated in or significantly exposed to a particular sector, the Fund will be susceptible to loss due to adverse occurrences affecting that sector. The Fund will be subject to the risk that economic, political or other conditions that have a negative effect on these sectors may adversely affect the Fund to a greater extent than if the Fund's assets were invested in a wider variety of sectors or industries.

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Comment 9. Under heading entitled Principal Investment Risks, please amend tracking risk to include the risk that the underlying index will not track private equity returns.

Response. The Registrant has amended disclosures as requested.

Tracking Error Risk: The Fund's return may not match or achieve a high degree of correlation with the return of the Underlying Index. The Underlying Index's return may not match or achieve a high degree of correlation with the return of U.S. private equity-backed companies.

Comment 10. Under description of Class A shares under the heading entitled How to Purchase Shares, please include a description alerting investors that over time 12b-1 fees increase the cost of investment in a manner similar to Class C disclosures.

Response. The Registrant has amended disclosures as requested.

The Fund does not waive sales charges for the reinvestment of proceeds from the sale of shares of a different fund where those shares were subject to a front-end sales charge (sometimes called an "NAV transfer"). Class A shares pay up to 0.25% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services. Over time, fees paid under this distribution and service plan will increase the cost of a Class A shareholder's investment and may cost more than other types of sales charges.

Comment 11. Under description of Exchange Privilege, please clarify what is meant by another Good Harbor fund.

Response. The Registrant has amended disclosures to clarify that another Good Harbor fund is one managed by the adviser that is a series of the Registrant.

You may exchange your Fund shares for shares of the same Class of another Good Harbor ~~fund.~~-advised fund (i.e. other mutual funds managed by the Adviser that are part of the same Trust as the Fund).

Comment 12. Under sections that refer to a "business day" such as the section entitled When Order is Processed, please define business day.

Response. The Registrant has amended disclosures to define business day in a preceding section for the sake of clarity as a day the NYSE is open.

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Comment 13. Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please include disclosure alerting investor to the possibility that market timing restrictions might not be able to be applied uniformly and that some market timing shareholders may escape detection while other shareholders bear the costs of market timing.

Response. The Registrant has amended disclosures as requested.

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders. It is possible that market timing restrictions might not be able to be applied uniformly and that some market timing shareholders may escape detection while other shareholders bear the costs of market timing.

Comment 14. Under section entitled Distribution Fees, please disclose that because of the recurring nature of 12b-1 fees, over time, their cost may exceed the maximum load charges permitted under FINRA regulations.

Response. The Registrant has amended disclosures to include information substantially as follows. Because 12b-1 fees are paid out of a Fund's assets on an on- going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. You should be aware that if you hold your Class A or Class C shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by FINRA due to the recurring nature of distribution (12b-1) fees.

The Trust, on behalf of the Fund, has adopted the Trust's Master Distribution and Shareholder Servicing Plan for Class A shares and Class C shares pursuant to Rule 12b-1 (each a "Plan" and collectively, the "Plans"), pursuant to which the Fund pays the Fund's distributor an annual fee for distribution and shareholder servicing expenses of 0.25% of the Fund's average daily net assets attributable to the Class A shares and 1.00% of the Fund's average daily net assets attributable to the Class C shares. Class I shares do not have a Plan. Because 12b-1 fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. You should be aware that if you hold your Class A or Class C shares for a substantial period of time, you may

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indirectly pay more than the economic equivalent of the maximum front- end sales charge allowed by FINRA due to the recurring nature of 12b-1 fees.

STATEMENT OF ADDITIONAL INFORMATION

Comment 15. Please review references to prospectus sections to ensure consistency.

Response. The Registrant has amended SAI disclosures to assure consistency with prospectus section headings and titles.

Comment 16. When the Investment Company Act of 1940 limits are referenced in the fundamental investment policies of the Fund, please provide an explanation of these limits.

Response. The Registrant has amended disclosures to include an explanation Investment Company Act of 1940, SEC and staff limits and interpretations.

With respect to interpretations of the SEC or its staff described in paragraph numbers 1 and 6 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

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Comment 17. Under the section entitled Policies and Procedures for Disclosure of Portfolio Holdings, please disclose that recipients of such information are under duty not to disclose and refrain from trading on such information.

Response. Upon review, the Registrant believes the import such information is presently disclosed but has been amended in part as follows.

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and refrain from trading on such information.

Comment 18. To the extent information regarding the adviser presented in the SAI, should be presented in the prospectus as instructed under Item 10(a)(1) or (3), please amend the prospectus accordingly.

Response. Upon review, the Registrant believes all prospectus-level Item 10(a)(1) or

(3)	disclosures have been made.

Comment 19. To the extent information regarding redemptions presented in the SAI, should be presented in the prospectus as instructed under Item 11(c)(1), please amend the prospectus accordingly.

Response. The Registrant has included SAI-level Item 11(c)(1) disclosures in the prospectus.

Under the 1940 Act, a shareholder's right to redeem shares and to receive payment therefore may be suspended at times:

(a) when the NYSE is closed, other than customary weekend and holiday closings; (b) when trading on that exchange is restricted for any reason; (c) when an emergency exists as a result of which disposal by the Fund of securities owned is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of net assets, provided that applicable rules and regulations of the Securities and Exchange Commission (or any succeeding governmental authority) will govern as to whether the conditions prescribed in (b) or (c) exist; or (d) when the Securities and Exchange Commission by order permits a suspension of the right to redemption or a postponement of the date of payment on redemption.

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In case of suspension of the right of redemption, payment of a redemption request will be made based on the net asset value next determined after the termination of the suspension.

Comment 20. Please confirm subchapter M tax status disclosures are accurate.

Response. The Registrant so confirms.

Comment 21. Please replace year of birth with age when describing the trustees and officers.

Response. The Registrant notes that it has employed the year of birth convention to avoid the burdensome need to continuously recalculate age by year count and while still communicating the age of the trustees and officers, and believes it, therefore, meets the requirements of Form N-1A. The Registrant also notes it believes this is consistent with the convention employed by many other registrants.

PART C

Comment 22. Please confirm the accuracy of the Item 29 disclosure regarding control and common control.

Response. The Registrant so confirms the accuracy.

Comment 23. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Fund.

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The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

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2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

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